BRF S.A.

COMPANHIA ABERTA
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that, on July 31, 2022, its pet food subsidiary BRF PET S.A (“BRF PET”) held an Extraordinary General Shareholders’ Meeting in which it approved the protocol and justification for incorporation of its subsidiary holdings: (i) Gewinner Participações Ltda.; (ii) BRF PET Mogiana Holding Ltda.; e (iii) Paraguassu Participações S.A. (“Incorporated Companies” and “Incorporation”).

The Incorporation did not result in an increase of BRF PET’s capital stock, nor in the issuance of new shares, due to BRF PET being the sole owner of the shares and quotas of the Incorporated Companies. As a result of the Incorporation, BRF PET is now the direct holder of the totality of the following operational companies’ capital stock: Hercosul Alimentos Ltda, Hercosul Soluções em Transportes Ltda, Hercosul Distribuidora Ltda and Mogiana Alimentos S.A.

São Paulo, August 1st, 2022.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.